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SEC FILE NUMBER
0-20100

CUSIP NUMBER
077447AE0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Belden & Blake Corporation

Full Name of Registrant

Former Name if Applicable
1001 Fannin Street, Suite 800

Address of Principal Executive Office (Street and Number)
Houston, Texas 77002

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Belden & Blake Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2008 by March 31, 2009 due to difficulties in completing its financial statements, without unreasonable effort or expense. Due to the significant drop in oil and gas prices resulting in part from global economic and market crisis the Company was required to obtain waivers and amendments on our Amended Credit Agreement to insure compliance in future periods.

The Company has been in discussions with its bank group and expects to receive the waivers and amendments on or prior to April 6, 2009. Accordingly, the financial statements were prepared based on the assumption that the waivers and amendments would be obtained. If the lenders had informed the Company waivers and amendments would not be provided, the financial statements would have been prepared based on different assumptions. Although the lenders have assured the Company it will receive the waivers and amendments, because of their internal processes to approve waivers and amendments, they were not able to provide the waivers and amendments by the March 31 deadline. Accordingly, the assumptions upon which the financial statements were prepared could not be supported at that time, and the Company was unable to complete its Form 10-K in a timely manner without unreasonable effort or expense.

The Company intends to file its Form 10-K by April 15, 2009, as prescribed in Rule 12b-25. The Company intends to file its Form 10-K no later than fifteen calendar days following the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James M. Vanderhider	713	659-3500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Belden & Blake Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	By	/s/ James M. Vanderhider

James M. Vanderhider, President and Chief Financial Officer